EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of ANADIGICS, Inc. for the registration of $100,000,000 of debt securities, common stock and preferred stock and to the incorporation by reference therein of our report dated March 2, 2005, with respect to the consolidated balance sheet of ANADIGICS, Inc. as of December 31, 2004 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2004 and the information for each of the two years in the period ended December 31, 2004 included in the related financial statement schedule of ANADIGICS, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey
December 4, 2006